

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

March 5, 2010

Mr. Bayo Odunuga
Chief Executive Officer
AsherXino Corporation
5847 San Felipe Street, 17th Floor
Houston, TX 77002

> **Re:** **AsherXino Corporation**
> **Registration Statement on Form 10**
> **Filed July 31, 2009**
> **File No. 000-10965**

Dear

    We have completed our review of your Form 10 and related filings and have no further comments at this time.

           Sincerely,

           H. Roger Schwall
           Assistant Director